Morgan Stanley Dean Witter Spectrum Series
Monthly Report
September 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the six Morgan Stanley Dean Witter Spectrum Funds as of September 30, 2000 was as follows:

Funds                    N.A.V.                   % change for month
Spectrum Commodity       $  7.70                         -0.42%
Spectrum Currency        $10.24                           1.34%
Spectrum Global Balanced $15.11                          -3.92%
Spectrum Select          $20.31                          -1.85%
Spectrum Strategic       $  9.65                       -10.43%
Spectrum Technical       $12.42                          -8.61%

In general, the performance disparity between the Funds in the Spectrum Series is due to the portfolio structure and trading approaches unique to each Fund. Spectrum Currency, a fund that participates exclusively in the currency markets, recorded profits primarily from short positions in the South African rand and British pound. Spectrum Strategic, a fund managed by multiple trading advisors who employ fundamental trading methodologies, experienced difficulty in a wide variety of markets, including soft commodities, stock index futures, currency and energy futures. Spectrum Technical, a technically-based multi-manager fund, incurred widespread losses, but primarily in the global stock index and global interest rate futures markets. Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, recorded losses primarily in the global stock index futures markets from long positions in FTSE, DAX and Nikkei Index futures. Spectrum Select, the other technically-based multi-manager fund, experienced losses primarily in the global stock index and global interest rate futures markets; however, gains were generated in currencies.
Spectrum Commodity, a fund that participates in the tangible commodity markets from the long side, recorded small losses primarily in soft commodities.

Spectrum Commodity

The Fund decreased in value during September primarily as a result of losses recorded in the soft commodities markets from long positions in sugar futures as prices dropped during mid-month on technically based factors. Additional losses were recorded from long positions in cotton futures as prices moved lower on rain-related quality concerns in the U.S. Southeast and harvest delays. In the energy markets, losses were incurred from long futures positions in crude oil and its refined products as prices dropped after President Clinton ordered the release of 30 million barrels of oil in the U.S.'s emergency Strategic Petroleum Reserve over a period of a month in order to stabilize prices and to ease shortages as the U.S. winter approaches. These losses were mitigated by gains recorded from long natural gas futures positions as prices were bolstered higher during the first half of the month by hot weather in the South that spurred cooling demand and on fears of potential production interruptions in the Gulf of Mexico. In the metals markets, losses were experienced earlier in the month from long positions in silver and gold futures as prices declined on the heels of a surging U.S. dollar. A portion of these losses was offset by gains recorded in the livestock markets from long positions in cattle and lean hog futures as livestock prices increased.

Spectrum Currency

The Fund increased in value during September primarily due to gains recorded from short South African rand positions as the value of the rand drifted weaker versus the U.S. dollar on the back of a weaker euro. Additional gains were experienced from short British pound positions as the value of the pound weakened relative to the U.S. dollar amid a combination of capital flow considerations and expectations of peaking UK interest rate hikes. Smaller gains were recorded from short Thai baht positions as its value fell sharply versus the U.S. dollar on investor concerns over political developments in Indonesia. Short New Zealand dollar positions also resulted in profits as its value weakened versus the U.S. dollar on worse-than-expected contraction in New Zealand gross domestic product. A portion of overall Fund gains was offset by losses incurred from short euro positions as the value of the European common currency reversed sharply and suddenly higher versus the U.S. dollar on Friday, September 22, after declining to lifetime lows earlier in the month. This sharp rally occurred because the world's major central banks carried out coordinated intervention to buy euros because of concern about the potential implications of recent movements in the euro on the world economy. Additional losses resulted from long positions in the Japanese yen as the value of the yen weakened against the U.S. dollar on warnings that the Japanese economy may shrink in the fourth quarter because of lethargic consumer spending.

Spectrum Global Balanced

The Fund decreased in value during September primarily as a result of losses recorded in the global stock index futures markets from long positions in FTSE and DAX Index futures as most stock indices around the world sagged later in the month on concerns about costly crude oil, a weak euro and profit warnings from Intel. Additional losses were experienced from long positions in Nikkei Index futures as prices declined as leading technology shares took their marching orders from Wall Street and extended recent declines. In the global interest rate futures markets, losses were incurred from long positions in Australian interest rate futures as prices declined during mid-month following the pattern set by U.S. Treasuries and as the Australian currency again dipped to new historic lows. In the energy markets, losses were incurred from long futures positions in crude oil and its refined products as prices dropped late in the month after President Clinton ordered the release of 30 million barrels of oil in the U.S.'s emergency Strategic Petroleum Reserve over a period of a month in order to stabilize prices and to ease shortages as the U.S. winter approaches. A portion of these losses was offset by gains recorded in the metals markets from long positions in copper futures as prices rose higher during mid-month due to a rise in COMEX copper stocks. In the currency markets, gains were recorded from short positions in the Australian dollar versus the Japanese yen as the value of the Australian dollar weakened due to selling by Japanese exporters.

Spectrum Select

The Fund decreased in value during September primarily as a result of losses recorded in the global stock index futures markets during the first half of the month from long positions in U.S. stock index futures as prices declined due to jitters in the technology sector and a worrisome spike in oil prices. In the global interest rate futures markets, losses were recorded from long positions in U.S. interest rate futures, particularly 30-year U.S. Treasury bond futures, as domestic bond prices reversed lower during mid-month amid steep oil prices and disappointing budget surplus data that prompted investors to shift into shorter-dated instruments and corporate debt. In the energy markets, losses were incurred from long futures positions in crude oil and its refined products as prices dropped late in the month after President Clinton ordered the release of 30 million barrels of oil in the U.S.'s emergency Strategic Petroleum Reserve over a period of a month in order to stabilize prices and to ease shortages as the U.S. winter approaches. There losses were mitigated by gains recorded from long natural gas futures positions as prices were bolstered higher during the first half of the month by hot weather in the South that spurred cooling demand and on fears of potential production interruptions in the Gulf of Mexico. In the soft commodities markets, losses were incurred from long positions in sugar futures as prices dropped during mid-month on technically based factors. A portion of these losses was offset by gains recorded in the currency markets from short positions in the New Zealand dollar relative to the U.S. dollar as the value of the New Zealand dollar dropped to a new historic low early in the month. In the metals markets, gains were recorded during mid-month from long positions in copper futures as prices rose higher due to a rise in COMEX copper stocks.

Spectrum Strategic

The Fund decreased in value during September across a variety of market sectors, with the most severe occurring in the soft commodities markets from long positions in cotton futures as prices moved lower on rain-related quality concerns in the U.S. Southeast and harvest delays. In the global stock index futures markets, losses were incurred during the first half of the month from long positions in U.S. stock index futures as prices declined due to jitters in the technology sector and a worrisome spike in oil prices. In the currency markets, losses were experienced from short positions in the euro as the value of the European common currency reversed sharply and suddenly higher versus the U.S. dollar on Friday, September 22, after declining to lifetime lows earlier in the month. This sharp rally occurred because the world's major central banks carried out coordinated intervention to buy euros because of concern about the potential implications of recent movements in the euro on the world economy. In the energy markets, losses were incurred from long futures positions in crude oil and its refined products as prices dropped late in the month after President Clinton ordered the release of 30 million barrels of oil in the U.S.'s emergency Strategic Petroleum Reserve over a period of a month in order to stabilize prices and to ease shortages as the U.S. winter approaches. In the global interest rate futures markets, losses were recorded from short positions in German interest rate futures as prices increased on benign economic data, volatility in the equity markets and concerted intervention in the foreign exchange markets. A portion of these losses was offset by gains recorded in the metals markets from long positions in copper futures as prices rose higher earlier in the month due to a rise in COMEX copper stocks. Additional gains were recorded earlier in the month from long positions in aluminum futures as prices climbed higher on the back of positive sentiment.

Spectrum Technical

The Fund decreased in value during September primarily as a result of losses recorded in the global stock index futures markets during the first half of the month from long positions in U.S. stock index futures as prices declined due to jitters in the technology sector and a worrisome spike in oil prices. In the global interest rate futures markets, losses were recorded from short positions in Japanese government bond futures positions as prices surged and long-term interest rates dropped early in the month as investors sought refuge from falling U.S. and Japanese stock prices. Additional losses were recorded from long positions in U.S. interest rate futures, particularly 30-year U.S. Treasury bond futures, as domestic bond prices reversed lower during mid-month amid steep oil prices and disappointing budget surplus data that prompted investors to shift into shorter-dated instruments and corporate debt. In the soft commodities markets, losses were incurred from long positions in sugar futures as prices dropped during mid-month on technically based factors. In the energy markets, losses were incurred from long futures positions in crude oil and its refined products as prices dropped late in the month after President Clinton ordered the release of 30 million barrels of oil in the U.S.'s emergency Strategic Petroleum Reserve over a period of a month in order to stabilize prices and to ease shortages as the U.S. winter approaches. These losses were mitigated by gains recorded from long natural gas futures positions as prices were bolstered higher during the first half of the month by hot weather in the South that spurred cooling demand and on fears of potential production interruptions in the Gulf of Mexico. In the currency markets, losses were experienced from long positions in the Japanese yen as its value weakened versus the U.S. dollar after concerted central bank intervention on the euro, as well as resurfacing concerns over Japan's economy and the decline in the Nikkei Index. Offsetting currency gains were recorded earlier in the month from short positions in the Australian dollar as its value weakened relative to the U.S. dollar. A portion of these losses was offset by gains recorded in the metals markets from long positions in copper futures as prices rose higher during mid-month due to a rise in COMEX copper stocks.

Fee Changes Relating to Spectrum Currency, Spectrum Technical, and Spectrum Commodity

The General Partner recently reached agreement with certain Trading Advisors of Spectrum Currency and Spectrum Technical to adjust the fee structure so as to reduce the net recurring costs of those funds. Commencing December 1, 2000, the following changes will be made:

      The management fee paid by Spectrum Currency will be reduced from a 4% to a 2% annual rate in the case of John W. Henry & Company, Inc. and from a 3% to a 2% annual rate in the case of Sunrise Capital Partners, LLC. Additionally, the monthly incentive fee paid by Spectrum Currency to each Trading Advisor will be changed from 15% to 20% of Fund trading profits, as determined from the end of the last period in which an incentive fee was earned. Of course, no incentive fee will be paid to a Trading Advisor unless that Trading Advisor recoups all prior trading losses on its allocated assets and has again achieved net new high trading profits for the period.

      The management fee paid by Spectrum Technical will be reduced from a 4% to a 2% annual rate in the case of John W. Henry &Company, Inc. and from a 4% to a 3% annual rate in the case of Campbell & Company, Inc. Additionally, the monthly incentive fee paid by Spectrum Technical to both John W. Henry & Company, Inc. and Campbell & Company, Inc. will be changed from 15% to 20% of Fund trading profits, as determined from the end of the last period in which an incentive fee was earned. Of course, no incentive fee will be paid to a Trading Advisor unless that Trading Advisor recoups all prior trading losses on its allocated assets and has again achieved net new high trading profits for the period.

The General Partner believes that the reduction of net recurring costs and the simultaneous increase in incentive fee better align each Fund's fee structure toward the objective of future profitability.

The General Partner believes that the foregoing changes will be beneficial to those limited partners owning units in the aforementioned Funds. Nonetheless, in view of these changes, the General Partner and Dean Witter Reynolds Inc. have determined to waive any applicable redemption charges, as well as the six month minimum holding period, for units of Spectrum Currency and Spectrum Technical that are redeemed as of November 30, 2000. Furthermore, limited partners are reminded that, subject to certain restrictions, they have the right to redeem their units on a monthly basis, and they may vote to take certain actions with respect to each Fund's operations, as more fully set forth in Section 15 of each Fund's Limited Partnership Agreement.

Additionally, the General Partner recently reached agreement with the Trading Advisor of Spectrum Commodity to adjust the fee structure of the Fund. Commencing December 1, 2000, the annual incentive fee paid by Spectrum Commodity to the Trading Advisor will be reduced from 20% to 17.5% of Fund trading profits, as determined from the end of the last period in which an incentive fee was earned. Of course, no incentive fee will be paid to the Trading Advisor unless the Trading Advisor recoups all prior trading losses and has again achieved net new high trading profits for the period.


Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Historical Fund Performance
Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar each the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for each
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Commodity

                         1998                -34.3%
                         1998  15.8%
                         2000 (9 months)                 1.2%

                    Inception-to-Date Return:                  -23.0%
                    Annualized Return:                           -9.1%

___________________________________________________________________________
__________
Spectrum Currency             2000 (3 month)             2.4%

                    Inception-to-Date Return:                 2.4%
___________________________________________________________________________
___________
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1999 16.4%
                         1999                       0.8%
                         2000 (9 months)                -6.3%

                    Inception-to-Date Return:          -51.1%
                    Annualized Return:                             7.2%
___________________________________________________________________________
__________
Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999
-7.6%
                                   2000 (9 months)                 -7.7%
                    Inception-to-Date Return:               103.1%
                    Annualized Return                 8.0%
___________________________________________________________________________
__________
Spectrum Strategic
                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999
37.2%
                         2000 (9 months)               -39.1%

                    Inception-to-Date Return:                -3.5%
                    Annualized Return:              -0.6%


Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999
-7.5%
                         2000 (9 months)                -16.7%

                    Inception-to-Date Return:                24.2%
                    Annualized Return:               3.7%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended September 30, 2000
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean
Witter     Morgan Stanley Dean Witter
                              Spectrum Commodity           Spectrum Currency
_     Spectrum Global Balanced
                                Percent of                  Percent of
Percent of
                                September 1, 2000      September 1, 2000
September 1, 2000
                                Beginning                   Beginning
Beginning
                              Amount      Net Asset Value    Amount   Net Asset
Value     Amount   Net Asset Value
                               $              %              $              %
$             %
REVENUES
Trading profit (loss):
  Realized                    729,504       3.37          634,784         6.18
382,003                           0.69
  Net change in unrealized   (781,547)     (3.61)        (463,267)       (4.51)
(2,562,449)                      (4.62)

  Total Trading Results       (52,043)     (0.24)         171,517         1.67
(2,180,446)                      (3.93)
Interest Income (DWR)          88,898       0.41           38,103         0.37
278,729        0.50

  Total Revenues               36,855       0.17          209,620         2.04
(1,901,717)      (3.43)

EXPENSES
Brokerage fees (DWR)           82,977       0.38           39,385         0.38
212,435        0.38
Management fees                45,097       0.21                29,826
0.29                                   57,727        0.11
Incentive fees                   -           -                   2,307
0.03                                      -            -.

  Total Expenses              128,074       0.59           71,518         0.70
270,162        0.49

NET INCOME (LOSS)             (91,219)     (0.42)         138,102         1.34
(2,171,879)      (3.92)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended September 30, 2000
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean
Witter                                Morgan Stanley Dean Witter
                       Spectrum Commodity                  Spectrum Currency
Spectrum Global Balanced     .
                      Units        Amount    Per Unit     Units        Amount
Per Unit     Units        Amount   Per Unit
                                      $          $                 $          $
Net Asset Value,
 September 1, 2000   2,797,580.625  21,646,222    7.74   1,016,908.263
10,274,312  10.10   3,523,093.172    55,418,345  15.73
Net Income (Loss)           -          (91,219)  (0.04)        -
138,102   0.14           -        (2,171,879) (0.62)
Redemptions            (53,588.598)   (412,632)   7.70      (1,712.991)
(17,541) 10.24     (55,823.756)     (843,497) 15.11
Subscriptions           24,900.346     191,733    7.70     102,511.499
1,049,718  10.24      31,412.533       474,643  15.11

Net Asset Value,
  September 30, 2000 2,768,892.373  21,334,104    7.70   1,117,706.771
11,444,591  10.24   3,498,681.949    52,877,612  15.11
The accompanying notes are an integral part of these financial statements.

<page

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended September 30, 2000
(Unaudited)
                              Morgan Stanley Dean Witter   Morgan Stanley Dean
Witter     Morgan Stanley Dean Witter
                              Spectrum Select              Spectrum Strategic
_     Spectrum Technical
                                Percent of                  Percent of
Percent of
                                September 1, 2000      September 1, 2000
September 1, 2000                         Beginning      Beginning
Beginning
                              Amount      Net Asset Value    Amount   Net Asset
Value     Amount   Net Asset Value
                               $              %              $              %
$             %
REVENUES
Trading profit (loss):
  Realized                    9,338,030      4.74      (4,637,663)      (5.97)
5,125,121        2.17
  Net change in unrealized  (12,119,422)    (6.16)          (3,076,727)
(3.96)                            (24,204,764)      (10.25)

  Total Trading Results      (2,781,392)    (1.42)          (7,714,390)
(9.93)                             (19,079,643)      (8.08)
Interest Income (DWR)           812,158      0.41              301,636
0.39                                   966,661       0.41

  Total Revenues             (1,969,234)    (1.01)          (7,412,754)
(9.54)                             (18,112,982)     (7.67)

EXPENSES
Brokerage fees (DWR)          1,189,579      0.60         469,566         0.60
1,426,336       0.61
Management fees                 492,239      0.24              222,854
0.29                                   786,944       0.33

  Total Expenses              1,681,818      0.84         692,420         0.89
2,213,280       0.94

NET LOSS                     (3,651,052)    (1.85)      (8,105,174)     (10.43)
(20,326,262)     (8.61)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended September 30, 2000
(Unaudited)
                       Morgan Stanley Dean Witter          Morgan Stanley Dean
Witter                                Morgan Stanley Dean Witter
                       Spectrum Select                     Spectrum Strategic
Spectrum Technical          .
                      Units        Amount    Per Unit     Units        Amount
Per Unit     Units        Amount   Per Unit
                                      $          $                 $          $
Net Asset Value,
 September 1, 2000   9,516,262.092  196,895,667  20.69   7,217,680.536
77,721,195   10.77  17,372,635.090  236,083,217  13.59
Net Loss                    -        (3,651,052) (0.38)         -
(8,105,174)  (1.12)         -       (20,326,262) (1.17)
Redemptions           (142,651.285)  (2,897,248) 20.31   (117,966.008)
(1,138,372)   9.65    (298,300.305)  (3,704,890) 12.42
Subscriptions           76,221.109    1,548,051  20.31     94,495.183
911,879    9.65     163,171.274    2,026,587  12.42

Net Asset Value,
  September 30, 2000 9,449,831.916  191,895,418  20.31   7,194,209.711
69,389,528    9.65  17,237,506.059  214,078,652  12.42
The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum Commodity L.P. ("Spectrum Commodity," formerly Morgan Stanley Tangible Asset Fund L.P.), Morgan Stanley Dean Witter Spectrum Currency L.P. ("Spectrum Currency"), Morgan Stanley Dean Witter Spectrum Global Balanced L.P. ("Spectrum Global Balanced"), Morgan Stanley Dean Witter Spectrum Select L.P. ("Spectrum Select"), Morgan Stanley Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Morgan Stanley Dean Witter Spectrum Technical L.P. ("Spectrum Technical"), (individually, a "Partnership", or collectively, the "Partnerships"), are limited partnerships organized to engage primarily in the speculative trading of futures, forwards, and options contracts on physical commodities and other commodity interests, including, but not limited to foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker for the Partnerships is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services for Spectrum Global Balanced, Spectrum Select and Spectrum Technical. The clearing commodity brokers for Spectrum Commodity and Spectrum Currency are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). Morgan Stanley Dean Witter Commodities Management, Inc. ("MSCM") is the trading advisor to Spectrum Commodity. For Spectrum Strategic, Carr provides clearing and execution services for Blenheim Investments Inc. ("Blenheim") and Allied Irish Capital Management, Ltd. ("AICM"), while MS & Co. and MSIL provide clearing and execution services for Eclipse Capital Management, Inc. ("Eclipse"). Demeter, DWR, MS& Co., MSCM and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, DWR pays interest income on 80% of the month's average daily "Net Assets" (as defined in the limited partnership agreements) of
Spectrum Commodity, Spectrum Currency, Spectrum Select, Spectrum Strategic and Spectrum Technical, and 100% in the case of Spectrum Global Balanced. The interest rates used are equal to a prevailing rate on U.S. Treasury bills. For purposes of such interest payments, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)


Brokerage and Related Transaction Fees and Costs - The brokerage fees for Spectrum Commodity, Spectrum Currency, and Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.6% (a 4.6% annual rate) of Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of Net Assets as of the first day of each month.

Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter.
No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the Limited Partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day of any month that is at least six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Dissolution of the Partnership - Spectrum Commodity will terminate on December 31, 2027, Spectrum Currency, Spectrum Global Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date under certain conditions as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Spectrum Commodity and Spectrum Currency pay brokerage fees to MS & Co. and MSIL. Spectrum Global Balanced, Spectrum Select, Spectrum Strategic and Spectrum Technical each pay brokerage fees to DWR as described in Note 1. Spectrum Commodity's and Spectrum Currency's cash is on deposit with DWR, MS & Co. and MSIL and Spectrum Global Balanced's, Spectrum Select's, Spectrum Strategic's and Spectrum Technical's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR and MS & Co. pay interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Spectrum Commodity L.P.
  Morgan Stanley Dean Witter Commodities Management Inc.

Morgan Stanley Dean Witter Spectrum Currency L.P.
  John W. Henry & Company, Inc. ("JWH")
  Sunrise Capital Partners, LLC ("Sunrise")

Morgan Stanley Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Strategic L.P.
  Allied Irish Capital Management, Ltd. ("AICM")
  Blenheim Investments, Inc. ("Blenheim")
  Eclipse Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.) ("Campbell")
  Chesapeake Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc. ("JWH")

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)


Management Fee - The management fee for Spectrum Commodity is accrued at a rate of 5/24 of 1% of Net Assets on the first day of each month (a 2.5% annual rate).

The management fee for Spectrum Global Balanced is accrued at a rate of 5/48 of 1% of Net Assets on the first day of each month
(a 1.25% annual rate).

The management fees for Spectrum Currency are accrued at a rate of 1/12 of 4% of Net Assets allocated to JWH on the first day of each month, and 1/12 of 3% of Net Assets allocated to Sunrise on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% of Net Assets on the first day of each month (a 3% annual rate).

The management fees for Spectrum Strategic are accrued at a rate of 1/12 of 4% of Net Assets allocated to Blenheim on the first day of each month, and 1/12 of 3% of Net Assets allocated to AICM and Eclipse on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% of Net Assets on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Commodity pays an annual incentive fee equal to 20% of the trading profits as of the end of each calendar year.

Spectrum Currency, Spectrum Global Balanced, Spectrum Select and Spectrum Strategic each pay a monthly incentive fee equal to 15% of the trading profits experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Trading profits for the Partnership's represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted.

For all Partnerships, when trading losses are incurred, no incentive fees will be paid in subsequent months until all such losses are received. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.

4.  Subsequent Event

In the month of October 2000, the clearing commodity broker for Spectrum Global Balanced, Spectrum Select, Spectrum Strategic and Spectrum Technical was changed to MS & Co. and MSIL.